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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D

                    Information to be Included in Statements
                       Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed pursuant to Rule 13d-2(a)
                                (Amendment No. 7)
                         ------------------------------

                         Barrett Business Services, Inc.
                                (Name of Issuer)
                         ------------------------------

                          Common Stock, $.01 par value
                         (Title of Class of Securities)
                         ------------------------------


                                   068463 10 8
                                 (CUSIP Number)
                         ------------------------------

                               William W. Sherertz
                         Barrett Business Services, Inc.
                            4724 S.W. Macadam Avenue
                             Portland, Oregon 97239
                            Telephone: (503) 220-0988
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                 Mary Ann Frantz
                                 Miller Nash LLP
                        111 S.W. Fifth Avenue, Suite 3400
                             Portland, Oregon 97204
                            Telephone: (503) 224-5858

                                 March 11, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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

CUSIP 068463 10 8                                              Page 2 of 6 pages

                                       13D

1.    Names of Reporting Persons

      I.R.S. Identification Nos. of Above Persons (Entities Only)

      William W. Sherertz

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2.    Check the Appropriate Box if a Member of a Group [ ] (a)
      [  ]  (b)

3.    SEC Use Only

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4.    Source of Funds

      PF, BK

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5.    [  ]  Check Box if Disclosure of Legal Proceedings is
              Required Pursuant to Item 2(d) or 2(e)

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6.    Citizenship or Place of Organization

      United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

7.    Sole Voting Power

      1,863,672

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8.    Shared Voting Power

      40,467

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9.    Sole Dispositive Power

      1,863,672

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10.   Shared Dispositive Power

      40,467

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

      1,904,139

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CUSIP 068463 10 8                                              Page 3 of 6 pages

12.   [  ]  Check Box if the Aggregate Amount in Row 11 Excludes
              Certain Shares

13.   Percent of Class Represented by Amount in Row 11

      32.7 percent

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14.   Type of Reporting Person

      IN

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

CUSIP 068463 10 8                                              Page 4 of 6 pages

Item 1.  Security and Issuer.

      The title of the class of equity securities to which this Amendment No. 7 to statement on Schedule 13D (this "Statement") relates is common stock, $.01 par value ("Common Stock"), of Barrett Business Services, Inc., a Maryland corporation (the "Company"). The address of the Company's principal executive offices is 4724 S.W. Macadam Avenue, Portland, Oregon 97239.

Item 2.  Identity and Background.

      (a)-(c), (f) This statement is filed by William W. Sherertz ("Mr. Sherertz"), whose business address is 4724 S.W. Macadam Avenue, Portland, Oregon 97239. Mr. Sherertz's present principal occupation is President and Chief Executive Officer of the Company. The Company is a human resource management company engaged in providing staffing and professional employer services to a diversified group of customers through a network of branch offices in eight states. The Company's address is set forth in Item 1. Mr. Sherertz is a citizen of the United States.

      (d)-(e) During the last five years, Mr. Sherertz has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      Since May 10, 2004, the filing date of Amendment No. 6 to this Statement ("Amendment No. 6"), Mr. Sherertz has:

            (a) Sold a total of  75,000  shares of  Common  Stock in three  open
      market   transactions   for  a  total  purchase  price  of   approximately
      $1,695,000; and

            (b) Disposed of 8,095 shares of Common Stock in satisfaction of a debt to the Company in the approximate amount of $136,280.

      Mr. Sherertz's wife also sold 833 shares of Common Stock in an open market transaction for a purchase price of approximately $12,703.

      The source and amount of funds or other consideration used to acquire Common Stock prior to filing of Amendment No. 6 were previously reported in Amendment No. 6.

Item 4.  Purpose of Transaction.

      Mr. Sherertz acquires or disposes of shares of Common Stock from time to time for personal reasons. Except in the ordinary course of Mr. Sherertz's management of the Company in his capacity as President and Chief Executive Officer, Mr. Sherertz has no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company other than grants to and exercises of employee stock options held by Mr. Sherertz from

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CUSIP 068463 10 8                                              Page 5 of 6 pages


      time to time, or the disposition of securities of the Company other than by gift undertaken by Mr. Sherertz for charitable or tax planning purposes;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g)  Changes  in  the  Company's  charter,   bylaws  or  instruments
      corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) Mr. Sherertz beneficially owns 1,904,139 shares of Common Stock or
32.7 percent of the outstanding Common Stock. Mr. Sherertz has sole power to vote and sole power to dispose of 1,863,672 shares, which includes 85,134 shares subject to options that are presently exercisable or will become exercisable within 60 days of the date of this Statement. In addition, Mr. Sherertz shares voting and dispositive powers as to 9,167 shares held by his wife and 31,300 shares held by Mr. Sherertz for his minor children.

      (c) During the past 60 days, Mr. Sherertz sold shares of Common Stock as follows:
                                                            Total Sale
           Date         No. of Shares   Price Per Share      Proceeds

          3/10/05          52,500          $22.60          $1,186,500
          3/11/05          10,000           22.60             226,000
          3/14/05          12,500           22.60             282,500
                           ------                            --------
           Total           75,000                          $1,695,000

CUSIP 068463 10 8                                              Page 6 of 6 pages

      (d)-(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Mr. Sherertz entered into a letter agreement, dated August 17, 1992 (the "Agreement"), with Nancy B. Sherertz pursuant to which they agreed to divide their holdings of Company capital stock equally upon the closing of an underwriting agreement for an initial public offering of Company capital stock. The Agreement was entered into by Ms. Sherertz for personal reasons based on her then marital relationship with Mr. Sherertz and also to recognize his contribution to the Company's growth and his efforts to establish a public market for the Common Stock. The Agreement was fully performed in connection with the Company's initial public offering in June 1993. Except for the Agreement and award agreements for employee stock options in substantially the form referred to in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Sherertz and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

            (a) Letter agreement between Nancy B. Sherertz and William W. Sherertz dated August 17, 1992. (Incorporated by reference to Exhibit 10.6 to the Company's registration statement on Form S-1 (No. 33-61804) effective June 11, 1993.)

            (b) Form of Nonqualified Stock Option Agreement under the Company's 2003 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.12 to the Company's annual report on Form 10-K for the year ended December 31, 2003.)*

-----------

* Individual agreements representing grants of employee stock options to Mr. Sherertz are substantially identical to Exhibit (b) except for exercise price and dates of vesting and expiration.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 17, 2005                    /s/ William W. Sherertz
                                          --------------------------------------
                                          William W. Sherertz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)